Mail Stop 3561
								March 16, 2006



Mr. Ken Meyer
President and Principal Financial Officer
CyPacific Trading Inc.
536 Cambie Street
Vancouver, British Columbia, Canada V6B 2N7


	Re:	CyPacific Trading Inc.
		Form 20-F for Fiscal Year Ended April 30, 2005
Filed October 31, 2005
		File No. 333-107199


Dear Mr. Meyer:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended April 30, 2005

Controls and Procedures, page 20

1. You state that there were no changes in your "internal controls" or in other factors that could "significantly affect" your controls subsequent to the date of their evaluation. Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules
13a-15 or 15d-15 that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." See also paragraph 4(d) of Regulation S-K,
Item 601, Exhibit 31. In future filings, please revise your disclosure accordingly.

Exhibit 13

2. We note the certification you provide appears to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-K. As such, it appears you may need to revise the language of paragraphs 4, 5 and
6 of the certification in future filings. With regard to paragraph
4, note that your disclosure should reference the Securities
Exchange
Act of 1934 (the "Exchange Act") Rules 13a-15(e) and 15d-15(e). Please refer to Release No. 33-8238 for an example certification, at http://www.sec.gov/rules/final/33-8238.htm. Also note that the introductory language in paragraph 4 of the certification that refers to the certifying officers` responsibility for establishing and maintaining internal over financial reporting for the company and paragraph 4(b) may be omitted until such time that you are required to include management`s internal control report in your annual report. You may wish to take this into consideration when addressing this comment. Refer to Release No. 33-8238, Item III.E., entitled Discussion of Amendments Related to Certifications, Transition Period, at http://www.sec.gov/rules/final/33-8238.htm#iiie.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3716
with any other questions.

								Sincerely,



								William Choi
								Branch Chief

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Mr. Ken Meyer
CyPacific Trading Inc.
March 16, 2006
page 1